Filed by Alamos Gold Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Aurizon Mines Ltd.
Commission File Number: 333-186004
Date: March 19, 2013

F O R   I M M E D I A T E   R E L E A S  E

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Offer to Expire on March 19, 2013

Toronto, Ontario (March 19, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE: AGI) (“Alamos” or the “Company”) announced today that it will not extend its offer (the “Offer”) for Aurizon Mines Ltd. (“Aurizon”), which will expire at 5 p.m. on March 19, 2013. Due to the break fee that would be payable to Hecla, the conditions to the Offer have not been met. As a result, Alamos will not take up any Aurizon shares that are tendered to the Offer.

The British Columbia Securities Commission (“BC Securities Commission”) ordered on March 18, 2013 that the second Aurizon poison pill be cease traded immediately. “We are pleased that the BC Securities Commission has removed the second poison pill, which was another improper defensive tactic of the Aurizon board designed to prevent Aurizon shareholders from tendering to the superior offer – the Alamos offer,” said John A. McCluskey, President and Chief Executive Officer of Alamos.

Despite the apparent premium implied by Hecla’s offer, the 57 million Hecla shares to be issued by Hecla to Aurizon shareholders as consideration in fact makes the Hecla offer inferior to the Alamos offer. Alamos firmly believes that shares in the company resulting from the combination of Alamos and Aurizon would be far more valuable than shares in the heavily indebted company resulting from the combination of Hecla and Aurizon.

Unfortunately, however, the unusual break fee that the Aurizon board has agreed to give Hecla means that, for Alamos, the cost of acquiring Aurizon is now simply too high. “The Aurizon Board, by adopting this unique type of break fee, has foreclosed the opportunity for Aurizon shareholders to tender to Alamos’ superior offer,” said Mr. McCluskey. “In pursuing our growth objectives, we will not deviate from the fiscal discipline that has made us one of the world’s most successful gold companies, and the payment of this break fee in these circumstances would violate that discipline,” said John A. McCluskey, President and Chief Executive Officer.

“Alamos has no debt, a robust balance sheet, excellent cash flow, no hedging and an attractive near-term growth profile. We remain committed to our strategy and look forward to pursuing new initiatives that will drive value for our shareholders,” said Mr. McCluskey. “Based on the current implied Hecla offer value, Alamos has approximately $480 million in cash and equity investments. We see tremendous value within the industry today, and the future of Alamos continues to be very bright.”

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. As of March 14, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Kingsdale Shareholder Services Inc. North American Toll-Free: (866) 851-3214 Outside North America: (416) 867-2272

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this press release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to the Alamos Offer, fluctuations in the value of the consideration; integration issues; the effect of the Alamos Offer on the market price of Alamos’s shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of Aurizon’s common shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos’s shares on the NYSE; the effect of the Alamos Offer on non-Canadian shareholders; and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and in the Circular. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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The information in this press release concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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